Exhibit (a)(5)(iii)

News Release

Firsthand Technology Value Fund Announces
Expiration and Preliminary Results of the Modified Dutch Auction Tender Offer to Purchase up to $4 Million of its Common Stock

San Jose, CA, February 18, 2020 – Firsthand Technology Value Fund, Inc. (NASDAQ: SVVC) (the “Fund”), a publicly-traded venture capital fund that invests in technology and cleantech companies, announced today preliminary results from its “modified Dutch auction” tender offer (the “Tender Offer”). The Fund’s Tender Offer expired at 5:00 P.M., Eastern Standard Time, on February 14, 2020. The Tender Offer was made pursuant to an Offer to Purchase dated December 17, 2019 and the related Letter of Transmittal, by which up to $4 million of the Fund’s common stock would be purchased at a price per share not less than $6.00 and not greater than $8.00 per share, in $0.10 increments.

In accordance with the Fund’s previously announced Tender Offer, and based on the preliminary count by Computershare Trust Fund, N.A., the depositary for the Tender Offer, 571,428 shares will be purchased, representing 8.0% of the Fund’s outstanding shares, for payment on or about February 21, 2020, at a price of $7.00 per share. The Fund has determined that the preliminary proration factor for the Tender Offer is approximately 69.5%. The purchase price of properly tendered shares represents 39.5% of net asset value (“NAV”) per share based on the preliminary December 31, 2019 NAV of $17.70 per share.

The number of shares expected to be purchased in the Tender Offer, the purchase price, and the proration factor referred to above are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the Depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the required two business day period. The final number of shares to be purchased in the Tender Offer and the final purchase price per share will be announced following the expiration of the guaranteed delivery period and the completion by the Depositary of the confirmation process.

News Release

Full details of the terms and conditions of the Tender Offer are included in the Fund’s Offer to Purchase and in the Letter of Transmittal relating to the Tender Offer that have been previously distributed to shareholders and filed with the SEC. Georgeson LLC is serving as information agent for the Tender Offer. Shareholders with questions, or who would like to receive additional copies of the Tender Offer documents, may call Georgeson at (888) 219-8320.

About Firsthand Technology Value Fund
Firsthand Technology Value Fund, Inc. is a publicly-traded venture capital fund that invests in technology and cleantech companies. More information about the Fund and its holdings can be found online at www.firsthandtvf.com.

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The Fund is a non-diversified, closed-end investment company that elected to be treated as a business development company under the Investment Company Act of 1940. The Fund’s investment objective is to seek long-term growth of capital. Under normal circumstances, the Fund will invest at least 80% of its total assets for investment purposes in technology and cleantech companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This press release contains "forward-looking statements" as defined under the U.S. federal securities laws. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will," and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to materially differ from the Fund’s historical experience and its present expectations or projections indicated in any forward-looking statement. These risks include, but are not limited to, changes in economic and political conditions, regulatory and legal changes, technology and cleantech industry risk, valuation risk, non-diversification risk, interest rate risk, tax risk, and other risks discussed in the Fund’s filings with the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Fund undertakes no obligation to publicly update or revise any forward-looking statements made herein. There is no assurance that the Fund’s investment objectives will be attained. We acknowledge that, notwithstanding the foregoing, the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of 1995 does not apply to investment companies such as us.

Contact:

Phil Mosakowski
Firsthand Capital Management, Inc.
(408) 624-9526
vc@firsthandtvf.com